Exhibit 99.3

Village Farms International Reports Strong Second Quarter 2019 Results – Canadian Cannabis JV More Than Doubles Sales to CAD$32.3 Million with an All-In Cost of Production of CAD$0.65 per Gram and EBITDA Margin of 78%, and Achieves Third Consecutive Quarter of Profitability

Vancouver, BC, August 12, 2019 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX: VFF) (NASDAQ: VFF) today announced its financial results for the second quarter and six-month period ended June 30, 2019. All figures are in U.S. dollars unless otherwise indicated.

Village Farms’ Financial and Corporate Highlights for the Second Quarter Ended June 30, 2019

(All comparable figures are for the second quarter ended June 30, 2018)

•

Net income before tax improved to positive US$9.9 million and included the contribution of positive net income from Pure Sunfarms Corp. (“Pure Sunfarms”) of US$14.0 million (CAD$18.6 million) (Village Farms’ share based on its 50% ownership). This compares with a net loss of (US$2.3 million);

•	Produce sales were US$41.3 million compared with US$42.0 million;

•	Earnings per share improved to US$0.20 from a loss per share of (US$0.05);

•

EBITDA improved to US$4.6 million, including the contribution from Pure Sunfarms of US$9.4 million (CAD$12.6 million) (Village Farms’ 50% share). This compares with an EBITDA loss of (US$1.3 million); and

•	Completed a bought deal offering of 1,000,000 common shares at a price of CAD$20.00 per share for aggregate gross proceeds to the Company of CAD$20,000,000.

Second Quarter Financial Results for Village Farms’ Canadian Cannabis Joint Venture, Pure Sunfarms

•	Sales (before Village Farms’ 50% share), which consisted entirely of dried cannabis sold primarily to other licensed producers, increased 125% sequentially to CAD$32.4 million (US$24.2 million);

•	Cost of goods sold (“all in cost”) per gram was CAD$0.65 (US0.49) per gram;

•	Gross margin was 84%;

•	Net income (before Village Farms’ 50% share) increased 224% sequentially to CAD$37.2 million (US$27.9 million), marking Pure Sunfarms’ third consecutive quarter of profitability; and,

•	EBITDA (before Village Farms’ 50% share) increased 194% sequentially to CAD$25.2 million (US$18.9 million), resulting in an EBITDA margin of 78%.

Recent Highlights for Village Farms’ Canadian Cannabis Joint Venture, Pure Sunfarms

•

Achieved full run-rate production of 75,000 kilograms of dried cannabis annually at its 1.1 million square foot Delta 3 greenhouse in Delta, B.C., the first and only single site cannabis operation in the world to exceed 1 million square feet;

•

Received a Standard Processing License from Health Canada for its 1.1 million square foot Delta 3 greenhouse facility which permits Pure Sunfarms to extract and process cannabis at the Delta 3 facility and which will enable the development and manufacture of products derived from the cannabis plant, including cannabis oil, as well as concentrates and edibles, as regulations permit;

•

Met all Health Canada criteria regarding the amendment to its license that will permit it to sell dried cannabis products directly to provincial/territorial and private retailers in Canada and, in anticipation of receipt of the amendment, continues to prepare for sales and distribution to the Ontario Cannabis Store, with which it has a supply agreement in place, as well as to other provinces, with which it is in discussions for potential supply agreements;

•

Commenced conversion of its second 1.1 million square foot greenhouse operation, Delta 2, for cannabis production, which is expected to double Pure Sunfarms’ annual output at full production to over 150,000 kilograms (expected by the fourth quarter of 2020);

•

Continued to advance towards completion of the 65,000 square foot state-of-the-art processing center in the Delta 3 facility. The processing center, which will include on-site extraction capabilities and is designed for full GMP compliance and certification, and remains on schedule to be completed by the end of 2019 and operational as soon as possible thereafter subject to Health Canada licensing;

•

Recently Emerald Health Therapeutics (“Emerald”) has been electing not to fully exercise its right under the Supply Agreement to purchase 40% of Pure Sunfarms’ cannabis production (the “Committed Purchase Amount”). Accordingly, in accordance with the terms of this Supply Agreement, which concludes at the end of 2019, Pure Sunfarms has sold, and continues to sell, all portions of the Committed Purchase Amount that Emerald did not purchase to other licensed producers in the spot market, where it has been realizing pricing in excess of the predetermined selling price to Emerald under this Supply Agreement. Pursuant to the terms of this Supply Agreement, in the event that Emerald elects to purchase less than the Committed Purchase Amount, Emerald is required to compensate Pure Sunfarms for any deficiency between Pure Sunfarms’ realized selling price of such unpurchased cannabis in the spot market and the predetermined selling price to Emerald under the Supply Agreement.

Recent Highlights for Village Farms’ U.S. Hemp/CBD Program

•

Commenced conversion of half of its 1.3 million square foot, ultra-high-tech Permian Basin greenhouse for cultivation of high-CBD hemp and CBD extraction, which will include the implementation of leading-edge technologies that will support Village Farms’ leadership position in large-scale precision agriculture. In June 2019, the state of Texas legalized the cultivation of hemp and the processing of hemp and hemp-derived products, including cannabidiol (CBD). The Texas hemp legislation will require licenses for both the cultivation and processing of hemp and Village Farms plans to apply for the requisite licenses as soon as it is permitted to do so;

•

The Company’s joint venture for hemp production and processing in the Eastern U.S., Village Fields Hemp USA, LLC (“VFH”), has planted out approximately 600 acres in Virginia, North Carolina and South Carolina and expects to begin harvesting in August of this year, with initial sales of hemp biomass to commence in the fourth quarter of 2019. VFH is now well advanced in planning and engineering work to establish its centralized extraction operations in the southeastern U.S., which is expected to be operational in the first quarter of 2020; and,

•

Expanded U.S. outdoor hemp cultivation and CBD extraction program to Colorado through a new joint venture, Arkansas Valley Green and Gold Hemp, LLC (“AVGGH”) for the outdoor cultivation of high-cannabidiol (CBD) hemp and CBD extraction. AVGGH has planted 120 acres of Hemp and expects to begin harvesting in October 2019.

“Pure Sunfarms’ second quarter financial results firmly rank it among the largest, most efficient and most profitable licensed cannabis producers in Canada, and clearly demonstrates that we have built a best in class cannabis operation setting a new bar for industry performance,” said Michael DeGiglio, Chief Executive Officer, Village Farms. “Moreover, Pure Sunfarms’ ability to achieve this level of operational and financial performance in just 24 months from our initial announcement to enter the cannabis industry is clear validation of our unique conversion strategy. It also underscores the considerable advantage of combining existing, state-of-the-art greenhouse operations with 20 years of site-specific experience, and an exceptional management team, supported by Village Farms’ decades-long track record in large-scale, low-cost, precision agriculture.”

“These results are even more impressive given that Pure Sunfarms’ first 1.1 million square foot greenhouse, Delta 3, was not yet at full production during the second quarter and sales were almost entirely to other licensed producers at pricing below what Pure Sunfarms expects to realize when selling directly to provincial/territorial and other retailers. We expect Pure Sunfarms to deliver consistent quarter-on-quarter growth throughout this year and next, driven by Delta 3 now operating at full production, the anticipated start of sales directly to the Ontario Cannabis Store and other provincial/territorial and private retailers, expansion of product sales into pre-rolls and oils and other derivative products, and the doubling of capacity to 150,000 kilograms annually with its second 1.1 million square foot facility, Delta 2, expected to begin operations mid-2020 and achieve full production later that year.”

“The success of Pure Sunfarms to date – both operationally and financially – provides us with tremendous confidence as Pure Sunfarms proceeds with the conversion of Delta 2, which will benefit from the same strategy of transferring Village Farms’ experienced growers, operational team and skilled crop workers that have been so integral to the success of Delta 3. And we continue to be optimistic about the potential for Pure Sunfarms to further expand production to as much as 330,000 kilograms or more through the addition of the 2.6 million square foot Delta 1 facility, further supporting low-cost production.”

“The second quarter also saw Village Farms take major steps in our aggressive pursuit of the significant hemp and CBD opportunity in the United States as we continue to pivot towards these new outsized growth opportunities and transform the earnings potential of our Company. We established our second joint venture for outdoor hemp cultivation and CBD-extraction, adding Colorado to our production in three eastern states. And we began conversion and enhancement of half of our 1.3 million square foot, ultra-high-tech Permian Basin greenhouse for hemp cultivation and on-site CBD extraction. We remain firmly on track to begin sales of hemp biomass this year, transitioning to sales of CBD crude oil early in 2020, and then commence CBD product manufacturing. We are very active with research and development initiatives, including genetics and developing our downstream strategy to establish Village Farms as a leading, vertically integrated, hemp-derived CBD company and capture value throughout the supply chain.”

Summary Statutory Results

(in thousands of U.S. Dollars unless otherwise indicated)

	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
Produce sales	$41,329	$42,039	$73,219	$71,529
Cost of sales	(44,263)	(41,150)	(75,845)	(67,053)
Selling, general and administrative expenses	(3,918)	(3,688)	(7,944)	(7,045)
Stock compensation expense	(912)	(138)	(2,321)	(256)
Change in biological asset (2)	630	856	530	197
Loss from operations	(7,134)	(2,081)	(12,361)	(2,628)
Interest expense, net	(503)	(691)	(1,110)	(1,289)
Foreign exchange gain (loss)	243	(21)	521	(14)
Other income, net	282	26	150	44
Share of income (loss) from joint ventures	13,841	(104)	18,110	(341)
Gain on disposal of assets	—	—	13,566	—
(Provision for) recovery of income taxes	3,160	589	(1,340)	802
Net income (loss)	9,889	(2,282)	17,536	(3,426)
Consolidated EBITDA (3)	4,593	(1,316)	5,873	496
Earnings (loss) per share – basic	$0.20	($0.05)	$0.36	($0.08)
Earnings (loss) per share – diluted	$0.20	($0.05)	$0.35	($0.08)

Summary Results Including Joint Ventures, on a Proportionate Basis

The following results reflect the Company’s proportionate share of the Pure Sunfarms joint venture operations, as this is the basis on which management bases its operating decisions and performance. For a reconciliation to the results in accordance with International Financial Reporting Standards (“IFRS”) refer to the “Reconciliation of IFRS to Proportionate Results” as presented below and in Management’s Discussion & Analysis (“MD&A”).

(in thousands of U.S. Dollars unless otherwise indicated)

	For the three months ended June 30,		For the six months ended June 30,
	2019[1]	2018[3]	2019[1]	2018[3]
Consolidated sales	$53,451	$42,039	$90,742	$71,529
Cost of sales	(46,241)	(41,150)	(79,732)	(67,053)
Selling, general and administrative expenses	(4,930)	(3,963)	(9,485)	(7,547)
Change in biological asset (1)	7,978	960	10,929	358
Gain on disposal of assets	—	—	13,566	—
Net income (loss)	9,889	(2,282)	17,536	(3,426)
EBITDA(3)	$4,593	($1,316)	$5,873	496
Earning (loss) per share – basic	$0.20	($0.05)	$0.36	($0.08)
Earning (loss) per share – diluted	$0.20	($0.05)	$0.35	($0.08)

Notes:

(1)

Biological asset consists of the Company’s produce on the vines and Pure Sunfarms’ crop at the period end. Details of the changes are described in note 5 of the Company’s interim condensed consolidated financial statements for the six months ended June 30, 2019.

(2)

EBITDA is not a recognized earnings measure and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. See “Non-IFRS Measures”. Management believes that EBITDA is a useful supplemental measure in evaluating the performance of the Company. Consolidated EBITDA includes the Company’s 50% interest in Pure Sunfarms, 65% interest in VFH and 60% (effective 63.25% with VFH interest) interest in AVGGH.

(3)

The consolidated financial results above reflect the proportionate share of the Company’s share of revenues and expenses from its joint venture operations, as this is the basis which management bases its operating decisions and performance evaluation. IFRS does not allow for the inclusion of the joint venture on a proportionate basis. These results include additional non-IFRS measures such as EBITDA.

The results are not generally accepted measures of financial performance under IFRS. The Company’s method of calculating these financial performance measures may differ from other companies and accordingly, they may not be comparable to measures used by other companies. Refer to the MD&A for a reconciliation of these non-IFRS measures and proportionate results.

Financial Highlights

(All amounts in U.S. Dollars unless otherwise indicated.)

Cannabis

For the three months ended June 30, 2019, there were no comparable results for the three months ended June 30, 2018 as no production existed.

The Company’s 50% share of sales of Pure Sunfarms for the three months ended June 30, 2019 was $12,122. Total Pure Sunfarms sales consisted of close to 8,000 kilograms sold at an average selling price of over $3 per gram (CAD$4 per gram) during the three months ended June 30, 2019.

The Company’s 50% share of cost of sales of Pure Sunfarms for the three months ended June 30, 2019 was $1,978. The cost per gram for the three months was about half of that from the three months ended March 31, 2019, the decrease is due to higher production and a reduction of seasonal cost (i.e., electricity) resulting in a cost per gram of approximately $0.49 per gram (CAD $0.65).

The Company’s 50% share of selling, general and administrative expenses of Pure Sunfarms for the three months ended June 30, 2019 was $893.

The Company’s 50% share of net income for the three months ended June 30, 2019 was $13,962 compered to a loss of ($237) for the three months ended June 30, 2018.

The Company’s 50% share of EDITDA for the three months ended June 30, 2019 was $9,447 compared to ($275) for the three months ended June 30, 2018.

For the six ended months ended June 30, 2019, there were no comparable results for the six months ended June 30, 2018 as no production existed.

The Company’s 50% share of sales of Pure Sunfarms for the six months ended June 30, 2019 was $17,523. Total Pure Sunfarms sales consisted of close to 11,600 kilograms of flower and trim during the six months ended June 30, 2019, at an average sales price of approximately $3 per gram (CAD $4 per gram).

The Company’s 50% share of cost of sales of Pure Sunfarms for the six months ended June 30, 2019 was $3,887 (based on total grams sold of close to 11,600 kilograms), or approximately $0.67 per gram (CAD$0.82 per gram).

The Company’s 50% share of selling, general and administrative expenses of Pure Sunfarms for the six months ended June 30, 2019 was $1,393 and primarily consisted of personnel costs.

Income from operations for the Company’s 50% share of Pure Sunfarms was $22,509 for the six months ended June 30, 2019. This income was generated by continuing strong wholesale pricing and six-month cost of sales of cost of $0.62 (or CAD$0.82) per gram sold.

The Company’s 50% share of net income for the six months ended June 30, 2019 was $18,260 versus a loss of ($275) for the six months ended June 30, 2018.

The Company’s 50% share of EBITDA for the six months ended June 30, 2019 was $12,671 versus ($502) for the same period in 2018.

Produce

For the three months ended June 30, 2019 compared to the three months ended June 30, 2018.

Sales for the three months ended June 30, 2019 decreased by ($710), or (2%), to $41,329 from $42,039 for the three months ended June 30, 2018. The decrease in sales for the three months ended June 30, 2019 is primarily due to a decrease in the Company’s production of (9%) partially offset by an increase in supply partner revenue of 14%.

Cost of sales for the three months ended June 30, 2019 increased by ($3,113), or (8%), to $44,263 from $41,150 for the three months ended June 30, 2018; primarily due to an increase of ($1,447) in contract sales cost (due to the increased volume) and an increase in cost per pound from the Texas facilities. The decrease in production caused an increase in cost per pound as a majority of the production costs are fixed so as production decreases cost per pound increases.

EBITDA for the three months ended June 30, 2019 decreased by ($3,690) from the three months ended June 30, 2018, primarily as a result of a decrease in income from operations, due to a decrease in sales and an increase in cost per pound for product produced as the fixed costs were spread over less pounds.

For the six months ended June 30, 2019 compared to the six months ended June 30, 2018.

Sales for the six months ended June 30, 2019 increased by $1,690, or 2%, to $73,219 from $71,529 for the six months ended June 30, 2018. The increase in sales for the six months ended June 30, 2019 is primarily due to an increase in supply partner revenue of 16% partially offset by a decrease in the Company’s production of (12%).

Cost of sales for the six months ended June 30, 2019 increased by $8,792, or (13%), to $75,845 from $67,053 for the six months ended June 30, 2018; primarily due to an increase of 25% in contract sales cost and an increase in cost per pound from the Texas facilities due to lower production.

EBITDA for the six months ended June 30, 2019 decreased by ($7,650), from the six months ended June 30, 2018, primarily as a result of a decrease in income from operations, which resulted in decreased sales and an increase in cost per pound for product produced as the fixed costs were spread over less pounds.

Non-IFRS Measures

References in this MD&A to “EBITDA” are to earnings before interest, taxes, depreciation, amortization, foreign currency exchange gains and losses on translation of long-term debt, unrealized gains on the changes in the value of derivative instruments, unrealized change in biological asset, stock compensation, and gains and losses on asset sales. EBITDA is a cash flow measure that is not recognized under IFRS and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA should not be construed as an alternative to net income or loss determined in accordance with IFRS as an indicator of the Company’s performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows. Management believes that EBITDA is an important measure in evaluating the historical performance of the Company.

Reconciliation of Net Income to EBITDA

The following table reflects a reconciliation of net income to EBITDA, as presented by the Company:

(in thousands of U.S. dollars)	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
Net income (loss)	$9,889	($2,282)	$17,536	($3,426)
Add:
Amortization	1,841	1,722	3,769	3,523
Foreign currency exchange loss (gain)	(243)	21	(521)	14
Interest expense, net	503	691	1,110	1,289
Income taxes (recovery)	(3,160)	(589)	1,340	(802)
Stock based compensation	912	138	2,321	256
Change in biological asset	(630)	(856)	(530)	(197)
Change in biological asset for JV’s	(7,348)	(161)	(10,399)	(161)
Interest expense for JV’s	196	—	197	—
Amortization for JV’s	197	—	424	—
Foreign currency exchange loss (gain) for JV’s	12	—	(7)	—
Income taxes (recovery) from JV’s	2,224		4,199	—
Gain on disposal of assets	—	—	(13,566)	—

EBITDA	$4,593	($1,316)	$5,873	$496
EBITDA for JV’s (See table below)	$9,324	($275)	$12,525	($502)
EBITDA excluding JVs(produce)	($4,731)	($1,041)	($6,652)	$998

Breakout of JV’s EBITDA

(in thousands of U.S. dollars)	For the three months ended June 30,		For the six months ended June 30,
	2019	2018	2019	2018
Pure Sunfarms EBITDA	$9,447	($275)	$12,671	($502)
VFH EBITDA	(103)	—	(126)	—
AVGGH EBITDA	(20)	—	(20)	—

Total JV’s EBITDA	$9,324	($275)	$12,525	($502)

Reconciliation of IFRS to Proportionate Results

The following tables are a reconciliation of the IFRS results to the proportionate results (which include the Company’s proportionate share of the Pure Sunfarms operations):

	For the three months ended June 30, 2019
	Produce	PSF(4)	Hemp(4)	Total
Sales	$41,329	$12,122	$—	$53,451
Cost of sales	(44,263)	(1,978)	—	(46,241)
Selling, general and administrative expenses	(3,918)	(893)	(119)	(4,930)
Stock compensation expense	(912)	—	—	(912)
Change in biological asset (5)	630	7,348	—	7,978
Other income (expense) net	22	(157)	(51)	(186)
(Provision for) recovery of income taxes	3,160	(2,480)	49	729
Net income (loss)	(3,952)	13,962	(121)	9,889
EBITDA (6)	(4,731)	9,447	(123)	4,593
Earnings (loss) per share – basic	($0.08)	$0.28	($0.00)	$0.20
Earnings (loss) per share – diluted	($0.08)	$0.28	($0.00)	$0.20

	For the three months ended June 30, 2018
	Produce	PSF(4)	Hemp(4)	Total
Sales	$42,039	$—	$—	$42,039
Cost of sales	(41,150)	—	—	(41,150)
Selling, general and administrative expenses	(3,688)	(275)	—	(3,963)
Stock compensation expense	(138)	—	—	(138)
Change in biological asset (5)	856	104	—	960
Other income (expense) net	(686)	—	—	(686)
Recovery of income taxes	589	—	—	589
Net income (loss)	(2,178)	(104)	—	(2,282)
EBITDA (6)	(1,051)	(275)	—	(1,316)
Earnings (loss) per share – basic	($0.05)	($0.00)	$—	($0.05)
Earnings (loss) per share – diluted	($0.05)	($0.00)	$—	($0.05)

	For the six months ended June 30, 2019
	Produce	PSF(4)	Hemp(4)	Total
Sales	$73,219	$17,523	$—	$90,742
Cost of sales	(75,845)	(3,887)	—	(79,732)
Selling, general and administrative expenses	(7,944)	(1,393)	(148)	(9,485)
Stock compensation expense	(2,321)	—	—	(2,321)
Change in biological asset (5)	530	10,399	—	10,929
Gain on disposal of assets	13,566	—	—	13,566
Other income (expense) net	(439)	(133)	(51)	(623)
(Provision for) recovery of for income taxes	(1,340)	(4,249)	49	(5,540)
Net income (loss)	(574)	18,260	(150)	17,536
EBITDA (6)	(6,652)	12,671	(146)	5,873
Earnings (loss) per share – basic	($0.01)	$0.37	$0.00	$0.36
Earnings (loss) per share – diluted	($0.01)	$0.36	$0.00	$0.35

	For the six months ended June 30, 2018
	Produce	PSF(4)	Hemp(4)	Total
Sales	$71,529	$—	$—	$71,529
Cost of sales	(67,053)	—	—	(67,053)
Selling, general and administrative expenses	(7,045)	(502)	—	(7,547)
Stock compensation expense	(256)			(256)
Change in biological asset (5)	197	161	—	358
(Gain) loss on sale of assets	—	—	—	—
Other income (expense) net	(1,259)	—	—	(1,259)
Recovery of income taxes	802	—	—	802
Net income (loss)	(3,085)	(341)	—	(3,426)
EBITDA (6)	998	(502)	—	496
Earnings (loss) per share – basic	($0.07)	($0.01)	$—	($0.08)
Earnings (loss) per share – diluted	($0.07)	($0.01)	$—	($0.08)

Notes:

(4)

The adjusted consolidated financial results have been adjusted to include the Company’s share of revenues and expenses from its Pure Sunfarms and Hemp joint ventures on a proportionate accounting basis, on which management bases its operating decisions and performance evaluation. IFRS does not allow for the inclusion of the Joint Venture on a proportionate basis. These results include additional non-IFRS measures such as EBITDA.

The adjusted results are not generally accepted measures of financial performance under IFRS. The Company’s method of calculating these financial performance measures may differ from other companies and accordingly, they may not be comparable to measures used by other companies. Refer to the MD&A for a reconciliation of these non-IFRS measures and adjusted results.

(5)

Biological asset consists of the Company’s produce on the vines and Pure Sunfarms’ crop at the period end. Details of the changes are described in note 5 of the Company’s interim condensed consolidated financial statements for the six months ended June 30, 2019.

(6)

EBITDA is not a recognized earnings measure and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. See “Non-IFRS Measures”. Management believes that EBITDA is a useful supplemental measure in evaluating the performance of the Company. Consolidated EBITDA includes the Company’s 50% interest Pure Sunfarms, 65% interest in VFH and 60% (effective 63.25% with VFH interest) interest in AVGGH.

Conference Call

Village Farms’ management team will host a conference call Tuesday, August 13, 2019 at 11:00 a.m. ET (8:00 a.m. PT) to discuss its second quarter 2019 financial results. Participants can access the conference call by telephone by dialing (647) 427-7450 or (888) 231-8191, or via the Internet at: https://bit.ly/334YIJG.

For those unable to participate in the conference call at the scheduled time, it will be archived for replay both by telephone and via the Internet beginning approximately one hour following completion of the call. To access the archived conference call by telephone, dial (416) 849-0833 or (855) 859-2056 and enter the passcode 1676417 followed by the pound key. The telephone replay will be available until, August 20, 2019 at midnight (ET). The conference call will also be archived on Village Farms’ website at http://villagefarms.com/investor-relations/investor-calls.

About Village Farms International, Inc.

Village Farms is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its 50% ownership of British Columbia-based Pure Sunfarms Corp., one of the single largest cannabis growing operations in the world. The Company also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp-derived CBD market, subject to compliance with all applicable U.S. federal and state laws, Village Farms has established two joint ventures, Village Fields Hemp USA, LLC, and Arkansas Valley Green and Gold Hemp LLC, for multi-state outdoor hemp cultivation and CBD extraction and plans to pursue controlled environment hemp production at its Texas greenhouse operations, which total 5.7 million square feet of production area, subject to legalization of hemp in Texas.

Cautionary Language

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, the greenhouse vegetable industry or the cannabis and hemp industries are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”,

“might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with U.S. and Canadian securities regulators, including as detailed in the Company’s annual information form and management’s discussion and analysis for the year-ended December 31, 2018.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Lawrence Chamberlain

Investor Relations

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com